# SEC Schedule 13G/A (Amendment No. 26) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canterbury Park Holding Corp, CIK 0001672909
CUSIP: 13811E101
Title of class of securities: Common Stock, $.01 par value
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, Minnesota (MN), 55379
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001042527

## Reporting persons
- SAMPSON RANDALL D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 963,483; shared voting power 33,530; sole dispositive power 963,483; shared dispositive power 33,530; aggregate amount beneficially owned 997,013 (19.5% of the class)

## Item 1. Issuer
Name of issuer: Canterbury Park Holding Corp
Address of issuer's principal executive offices: 1100 CANTERBURY ROAD S., SHAKOPEE, MINNESOTA, 55379

## Item 2. Person Filing
Name of person filing: Randall D. Sampson
Address of principal business office or, if none, residence: 1100 Canterbury Road, Shakopee, Minnesota 55379
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
As of December 31, 2025, Mr. Sampson beneficially owns 997,013 shares of the outstanding common stock of the Company, which includes:

(i) 261,923 shares of common stock owned by Mr. Sampson individually and includes 1,000 shares of unvested deferred stock that will vest within sixty days from December 31, 2025;

(ii) 33,530 shares of common stock owned jointly by Mr. Sampson and his spouse;

(iii) 34,173 shares of common stock held by the Randall D. Sampson GST Trust, of which Mr. Sampson is the sole trustee;

(iv) 667,387 shares of common stock held by Sampson Family Real Estate Holdings, LLC, of which Mr. Sampson is the sole manager; and

Does not include 14,075 shares of unvested deferred stock that will vest beyond sixty days from December 31, 2025.

Mr. Sampson disclaims beneficial ownership of all of the foregoing shares of the Company's common stock except those shares he holds individually or jointly with his spouse.
Percent of class: 19.5% based on 5,099,272 shares of the Company's common stock outstanding on November 7, 2025 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2025 filed on November 7, 2025.
Sole power to vote or to direct the vote: 963,483
Shared power to vote or to direct the vote: 33,530
Sole power to dispose or to direct the disposition: 963,483
Shared power to dispose or to direct the disposition: 33,530

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SAMPSON RANDALL D: Randall D. Sampson, President & CEO (02/13/2026)